February 5, 2010

Ms. Kathleen Collins

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

Re:	Echelon Corporation Form 10-K for the Fiscal Year Ended December 31, 2008 Filed March 16, 2009
Form 10-Q for the Quarter Ended September 30, 2009 Filed November 4, 2009 File No. 000-29748

Dear Ms. Collins:

This letter is submitted in response to your letter dated January 22, 2010 setting forth comments of the Staff of the United States Securities and Exchange Commission (the “Staff”) regarding the above-referenced filings of Echelon Corporation (“Echelon” or the “Company”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 8. Financial Statements and Supplementary Data

Note 3. Property and Equipment, page 54

1. We note your response to prior comment 12 where you indicate that you did not sell the self-funded tenant improvements to the lessor. Please provide a copy of the sales/lease agreement and indicate the specific terms the agreement, which support the sale of the building but not the tenant improvements and describe the types of improvements that were excluded in your accounting. Also, please explain further your analysis under paragraph 12(b) of SFAS 98 and specifically how you concluded that the company had, in effect, provided nonrecourse financing for the self-funded tenant improvements.

Response to Comment 1:

We acknowledge the Staff’s comments and advise the Staff that we are in the process of amending our prior filings on Forms 10-K and Forms 10-Q to add the lease agreements and related documents as exhibits to those filings. We intend to Edgar file the amended documents with the Securities and Exchange Commission as soon as is reasonably practicable.

Ms. Kathleen Collins

Accounting Branch Chief

United States Securities and Exchange Commission

In the meantime, we are providing the following information to provide more insight into how we accounted for these building lease transactions, including, how we came to the conclusion under paragraph 12(b) of SFAS 98 that the Company had, in effect, provided nonrecourse financing for the self-funded tenant improvements. This discussion will address the first of two leases the Company entered into for our San Jose, California headquarters facility. The terms of the second lease were virtually identical to those of the first lease, so we have excluded the details of the second lease from this discussion.

In December 1999, the Company entered into a build-to-suit lease with a local real estate developer for a corporate headquarters facility. Under the terms of the lease (and related agreements), the Company was obligated to pay for tenant improvements that were more than “normal tenant improvements.” Specifically, the Company paid directly for all of the interior build out (e.g., interior walls, offices, conference rooms, break rooms, etc.), as well as for upgrades to the building’s HVAC and electrical systems.

During the period of construction, the Company applied EITF 97-10, The Effect of Lessee Involvement in Asset Construction, which states, “the Task Force reached a consensus that a lessee should be considered the owner of a real estate project [during the construction period] despite the fact that the present value of the lessee’s maximum guarantee is less than 90 percent of the total project costs if, in connection with the project: … the lessee is responsible for paying directly … any cost of the project other than … (c) ‘normal tenant improvements.’ For this purpose, normal tenant improvements exclude costs of structural elements of the project, even though unique to the lessee’s purpose, and equipment that would be a necessary improvement for any lessee (for example, the cost of elevators, air conditioning systems, or electrical wiring).” Accordingly, the Company accounted for its involvement in this build-to-suite lease arrangement during the construction phase as if the Company was the owner of the building. That is, the Company recognized the total cost of constructing the corporate headquarters facility as construction in process and recognized a liability to the real estate developer (the legal owner of the real estate project) for the costs of the building that were funded by the developer.

Ms. Kathleen Collins

Accounting Branch Chief

United States Securities and Exchange Commission

In October 2001, when the construction phase was completed and the lease term commenced, the Company again considered EITF 97-10, which stipulates that, “If the lessee is considered the owner of the asset during the construction period, then effectively a sale and leaseback of the asset occurs when construction of the asset is complete and the lease term begins. Sales and leaseback transactions of assets within the scope of Statement 98 must meet the conditions set forth in Statement 98 in order for the lessee to recognize a sale and derecognize the real estate when construction of the asset is complete and the lease term begins.” In applying the guidance in Statement 98, we determined that the amount of the proceeds from the “sale” of the facility to the real estate developer was the amount of the liability to the developer for building costs incurred by the developer and reflected as a liability in the Company’s consolidated financial statements (approximately $12.0 million). The total construction cost of the facility, including costs paid for by both the developer and directly by the Company, was approximately $22.5 million and was recorded as such on the Company’s balance sheet. The excess of the total building costs over the liability to the developer represented the costs paid for directly by Echelon.

Paragraph 9 of Statement 98 states that “terms of the transaction that are substantially different from terms that an independent third-party lessor or lessee would accept represent an exchange of some stated or unstated rights or privileges. Those rights or privileges shall be considered in evaluating the continuing involvement provisions in paragraphs 11 – 13 of this Statement.” In the Company’s situation, the $12.0 million in proceeds from the sale of the corporate headquarters facility (e.g., the liability to the developer) is substantially less than the fair value of the facility. (We believe the $22.5 million cost of the newly completed facility approximated its fair value.) In addition, the Company’s lease payments are less than the market rent payments for the completed facility as the lease payments are intended only to compensate the real estate developer for its investment in the facility, not the total fair value of the facility. Accordingly, we concluded that the terms of the sale and leaseback were substantially different from the terms that an independent third party lessor or lessee would accept.

In summary, the Company concluded that its transaction was economically similar to selling the facility to the real estate developer for cash (i.e., the liability to the developer the Company recognized in its financial statements at the end of the construction period) and a nonrecourse note (i.e., the amount of costs paid directly by the Company and that can only be realized by the Company through its use of the facility). Paragraph 12(b) of Statement 98 states that nonrecourse financing arrangements are a form of continuing involvement that precludes accounting for the transaction as a sale and leaseback. Therefore, we have accounted for the transaction as a financing.

Ms. Kathleen Collins

Accounting Branch Chief

United States Securities and Exchange Commission

Item 15. Exhibits, Financial Statement Schedules and Reports on Form 8-K

2. Your response to prior comment 1 does not appear to address the contract with Eltel, which contributed in excess of 20% of your revenues in recent period. Please provide us with an analysis as to how you determined that you have not been substantially dependant upon the agreement with Eltel.

Response to Comment 2:

We acknowledge the Staff’s comments and supplementally advise the Staff that the reseller contract with Eltel was made in the ordinary course of business and the Company respectfully submits that it therefore is not required to be filed pursuant to Item 601(b)(10) of Regulation S-K. The Eltel contract, which was entered into in 2006, did not impose any obligation on Eltel to purchase any Echelon products. As with our other reseller agreements, the Eltel contract provides non-exclusive, world-wide resale rights to the reseller, and specifically states that “nothing in this agreement constitutes a binding commitment on the part of [the potential purchaser] to purchase [any amount of products from Echelon].” Eltel submitted orders under the reseller contract in 2008 that contributed to Echelon’s revenues, but each order was the subject of actual or potential rescheduling, modification, cancellation or similar activity, so even the placement of an order was no assurance to Echelon that revenue would actually result. In fact, the Company is concerned about potentially misleading investors into thinking that a particular reseller contract will lead to material revenues by filing it as a material agreement. As with other similar agreements, the Eltel agreement did not materially affect the Company’s strategy, research and development efforts, product plans, sales and marketing efforts, or other opportunities, and the Company was not, therefore, substantially dependent upon this contract. The Company is mindful, however, that our investors may be interested in learning about our reseller contracts, so we propose to file our form of reseller agreement as an exhibit to our next Annual Report on Form 10-K. The form itself does not contain such confidential provisions as pricing and payment terms, which are separately negotiated with each customer and constitute sensitive commercial information, and the certain technical specifications for our products, which are proprietary to the Company.

3. We refer to your response to prior comment 9. Omitted exhibits that were required to have been filed on Form 10-K should be filed on an amendment to that Form 10-K as soon as practicable. Please confirm.

Response to Comment 3:

We acknowledge the Staff’s comments and supplementally advise the Staff that although we believe that we have disclosed all material information in our prior filings, in response to the Staff’s request, we are in the process of preparing and filing the amendment and restated lease agreements. We were required to obtain cooperation and consent from our landlord to confirm whether it would require us to seek confidential treatment of any aspect of those agreements. We confirm that the amendment and restated lease agreements will be filed as soon as practicable.

Ms. Kathleen Collins

Accounting Branch Chief

United States Securities and Exchange Commission

Item 11. Executive Compensation (incorporated from definitive proxy materials)

Compensation Discussion and Analysis, page 25

4. We understand from your response to prior comment 13 that many decisions relating to your named executive officers’ long-term equity compensation are derived from evaluations and recommendations from Chief Executive Officer and human resources group. Your response identifies various parameters of corporate and individual performance that are evaluated in determining compensation, but you do not discussion of how the performance or achievements in each of these areas and how the actual performance of the executives impacted compensation awarded in 2008. Please provide a qualitative and quantitative discussion of how the Committee determined to award each specific form and level of compensation in 2008. For the executive officers, state the factors that were considered in deriving the payouts awarded for each component of compensation and provide an analytical evaluation of why the Committee determined that the specific payout was appropriate in light of the factors considered.

Response to Comment 4:

We acknowledge the Staff’s comments and advise the Staff that, as noted, the Committee relies heavily on input from the Company’s Chief Executive Officer to evaluate the performance of the executive officers, each of which reports directly to him. We supplementally note that this evaluation is largely subjective and the Chief Executive Officer does not prepare quantitative information for the Committee’s review. On a qualitative or subjective basis, the Chief Executive Officer and our Vice-President of Human Resources reported to the Committee that each of the executive officers was continuing to perform at a very high level and the executives together were functioning as a cohesive team. The Committee accepted this review. In executive session, the Committee reviewed our Chief Executive Officer’s performance and determined that he had continued to perform at a very high level. Accordingly, the Compensation Committee established for our named executive officers (i) modest 2008 increases to base salary ranging from 2.98% to 6%, (ii) 2008 management bonus plan targets at a level commensurate with the prior year, and (iii) 2008 long-term equity compensation awards at levels comparable to the prior year. Because the 2008 management bonus plan targets were not met, no cash payments were made to our named executive officers with respect to that component of their total compensation. Due to macro-economic conditions and projected peer trends, the Compensation Committee provided no salary increases to our named executive officers in 2009 and, in fact, implemented a salary reduction program in May 2009 that reduced the salary of the named executive officers by about 15%. The Company commits to utilize and disclose additional available analytical and objective information regarding the form and levels of compensation in future filings.

Ms. Kathleen Collins

Accounting Branch Chief

United States Securities and Exchange Commission

5. In future filings expand your discussion of how you determined the SARS exchange ratios. Identify the specific factors that were considered in deriving the ratios and explain more specifically in quantitative the relationship of the strike prices of the surrendered to the exchange ratios. General descriptions that you consulted outside counsel in fixing the ratios for the various price categories of options provide little insight as to the ultimate determination of the ratios.

Response to Comment 5:

We acknowledge the Staff’s comments and advise the Staff that, in future filings where reference to exchange ratios is relevant, we will expand our discussion of how we determined the exchange ratios. This enhanced overview will include, at a minimum, an identification of the specific factors that were considered in deriving the ratios and a more specific explanation of the relationship of the strike prices of the surrendered to the exchange ratios.

6. With respect to prior comment 15, in future filings expand your discussion to provide an analysis of the effect of individual performance on the cash compensation, for each executive officer. You should provide specific details of how each individual’s performance contributed to actual compensation. For example, for each executive officer, disclose the elements of individual performance, both quantitative and qualitative, and the specific contributions of each officer the Committee considered in its evaluation. See Item 402(b)(2)(vii) of Regulation S-K.

Response to Comment 6:

We acknowledge the Staff’s comments and advise the Staff that, in future filings, we will expand our discussion to provide an analysis of the effect of individual performance on the cash compensation for each executive officer. This enhanced overview will include provide specific details of how each individual’s performance contributed to actual compensation awarded to that individual.

Ms. Kathleen Collins

Accounting Branch Chief

United States Securities and Exchange Commission

7. We refer to your response to prior comment 20, and reissue that comment in part. Your discussion of how the payment and benefit levels are determined is general in nature and should be expanded to include a qualitative and quantitative discussion of how the Committee determined the payment and benefit levels. Although you state that “this protection was appropriate based on its experience and the experience of the Company’s outside counsel,” and “we believe that this severance protection is consistent with current market practices,” your should provide a more detailed explanation of the actual factors used to determine that the compensation levels, i.e., what experience was relied upon and what “current market practices” were considered.

Response to Comment 7:

We acknowledge the Staff’s comment and supplementally advise the Staff that in connection with the severance arrangement that is the subject of this comment, the benefit that is the subject of this disclosure consisted of vesting acceleration if the officer is involuntarily terminated without cause within twelve (12) months following a change in control. As previously noted, the Company did not commission a benchmarking study and did not perform a quantitative review on this matter. The qualitative review that was accepted by the Committee consisted of advice of outside counsel, based on their experience in representing dozens of publicly traded technology companies headquartered in the Silicon Valley, as well as the judgment of the Committee members themselves, based on their experience over many years as founders, employees, officers and directors of, advisors to, and/or investors in many Silicon Valley technology companies. The Committee determined that, in their experience and based on such input from counsel, this so-called “double trigger” change in control provision was common at other Silicon Valley technology companies. The Company commits that in the event any in any future disclosure regarding executive severance or change in control arrangement, the Company will provide a detailed explanation of the factors considered by the Compensation Committee in establishing the compensation levels and any specific current market practices on which the Compensation Committee relied.

Ms. Kathleen Collins

Accounting Branch Chief

United States Securities and Exchange Commission

Certain Relationships and Related Transactions Independence (incorporated from definitive proxy materials

Loans to Employees, page 46

8. With regards to prior comment 21, we note Mr. Harris was indebted to the company in amounts that appear to exceed the disclosure thresholds of Item 404 of Regulation S-K during 2008 and at the time you filed your annual report and definitive proxy materials. As previously requested, please tell us why you did not disclose this transaction under “Related Party Transactions.” If you do not believe the amount involved in this transaction exceeds the disclosure threshold of Item 404 of Regulation S-K, provide us with your quantitative analysis.

Response to Comment 8:

We acknowledge the Staff’s comment and advise the Staff that, as previously noted, the Company has disclosed all relevant information concerning Mr. Harris’ loan in the Company’s proxy filings. Because the Company’s proxy filings are incorporated by reference in the Company’s annual report and full disclosure was provided therein, we respectfully submit that the Company has satisfied its disclosure obligation with respect to Mr. Harris’ loan, so that no revised disclosure would be warranted in this case. We supplementally confirm that Mr. Harris’ loan has been repaid in full. We also undertake to ensure that, where relevant, all future related party transactions will be appropriately disclosed in both the Company’s annual report and its proxy statement.

Ms. Kathleen Collins

Accounting Branch Chief

United States Securities and Exchange Commission

9. We refer to your response to prior comment 22. Agreements with related parties must be filed as exhibits except where, among other things, they are immaterial in amount or significance. Refer to Item 601(b)(10)(A) of Regulation S-K. Please advise how you determined an agreement granting a principal stockholder the right to appoint a director to your board is immaterial in significance. Although the right of appointment has not been exercised to date, the potential impact of the contractual arrangement relating to corporate control appears to be significant. Alternatively, file this agreement as an exhibit in an amendment to your Form 10-K.

Response to Comment 9:

We acknowledge the Staff’s comments and supplementally advise the Staff that, although we believe that we have disclosed all material information in our prior filings, in response to the Staff’s request, we will file the Stock Purchase Agreement between the Company and Enel SpA, which is the agreement pursuant to which Enel SpA was granted the right to appoint a director to our Board, in accordance with Item 601(b)(10)(ii) of Regulation S-K, in a filing on Form 8-K as soon as practicable following clearance of the Staff’s comments.

* * * * *

Echelon’s management acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (408) 938-5243, Kathleen Bloch, Senior Vice President and General Counsel, at (408) 938-5382, or Mike Marszewski, Vice President and Corporate Controller, at (408) 938-5230 with any questions you may have regarding this response. Thank you for your assistance.

Ms. Kathleen Collins

Accounting Branch Chief

United States Securities and Exchange Commission

Very truly yours,

/s/ Oliver R. Stanfield
Oliver R. Stanfield
Executive Vice President and Chief Financial Officer

cc:	Kathleen Bloch, Echelon Corporation

Mike Marszewski, Echelon Corporation